Walker R. Stapleton
President

January 25, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention:	Kelly McCusker
Staff Accountant

Re:	SonomaWest Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 27, 2006
File No. 005-34214

Dear Ms. McCusker:

I hereby submit this letter on behalf of SonomaWest Holdings, Inc. (the "Company") in response to your letter dated January 11, 2007 concerning the above-referenced material.

Form 10-K for the year ended June 30, 2006

Summary of Significant Accounting Policies, Revenue Recognition and Minimum Lease Income, page F-8.

1.
We note that you lease warehouse space and record revenue on a monthly basis based upon the dollar amount specified in the related lease. Please tell us whether any of your leases contain terms which vary the amount of minimum rent paid over the term of the lease. To the extent that they do, tell us how you considered paragraphs 15 and 19 (b) of SFAS 13 in determining whether rent should be recorded on a straight lined basis.

RESPONSE: None of our warehouse space leases contain terms which vary the amount of minimum rent paid over the terms of the leases . As none of our leases contain terms which vary the amount of minimum rent, paragraphs 15 and 19 (b) of SFAS 13 do not apply.

United States Securities and Exchange Commission
January 25, 2007

In connection with responding to the SEC’s comment, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at 303-542-1974.

Very truly yours,

/s/ Walker R. Stapleton

Walker R. Stapleton, CFO

cc:	Mr. Mark H. Rodebaugh
Mr. Ronald R. Levine
Mr. Tony Perazzo